NEWS RELEASE

RUBICON
MINERALS CORPORATION

TORONTO STOCK EXCHANGE SYMBOL: RMX	AMEX SYMBOL: RBY	PR05-05 MARCH 8, 2005

MORE HIGH-GRADE GOLD AT H-POND IN NEWFOUNDLAND

-Visible gold-bearing vein zones defined over a 450 m strike length — new zone defined at Pocket Ponds-

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to provide a drilling update on its 100% controlled H-Pond and Pocket Ponds gold exploration prospects, located 15 kilometers west of the town of Gander, on the island of Newfoundland, Canada. Previous drilling at the H-Pond prospect is characterized by multiple quartz vein zones carrying gold over thicknesses from 1 to 24 metres (see news release dated October 5, 2004). Significant intercepts from previous drilling include 16.23 g/t gold over 2.40 metres (HP-04-03) and 12.64 g/t gold over 1.25 metres (HP-04-04). High grade gold zones occur within extensively altered and veined sections e.g., 44.45 metres of 0.75 g/t gold, which indicates the presence of a large gold bearing system. Previous drilling at Pocket Ponds (hole HP-04-07) intersected mineralized quartz veins averaging 6.63 g/t Au over 1.7 metres, including 25.25 g/t over 0.4 metres.

H-Pond & Pocket Ponds Prospects

A recently completed 20-hole, 3,552 metre drilling program by Rubicon has intersected additional high-grade gold up to 11.85 g/t gold over 0.80 metres (including 22.18 g/t gold over 0.40m, HP-05-09), 10.43 g/t gold over 1.85m (including 26.53 g/t gold over 0.70m, HP-05-11) and 10.14 g/t gold over 1.15 metres (including 14.48 g/t over 0.50m, HP-05-15). The zone has been extended an additional 350 metres along strike by wide spaced drilling (50-100m step-outs), increasing its strike extent to 450 metres and to a vertical depth of 250 metres. Twelve of the twenty holes that have tested the H-Pond prospect contained visible gold.

At Pocket Ponds, located 3 kilometres south of the H-Pond prospect, a single drill hole, HP-05-28, intersected a visible gold bearing quartz vein (5.27 g/t gold over 1.55m, including 13.90 g/t gold over 0.55m) that correlates with quartz veining exposed by surface trenching (up to 25.5 g/t in grabs, see news release dated January 17, 2005). This hole cored two additional quartz vein zones, one of which contains 0.50 g/t gold over 3.2 metres and is 100m down dip from the HP-04-07 Pocket Ponds discovery intersection (6.63 g/t gold over 1.7m).

The gold bearing quartz veining is hosted by broad, steeply northwest dipping zones characterized by strong sericite and iron carbonate altered metasedimentary rocks. The veined and altered zones are now interpreted to extend over a minimum distance of 13 kilometres based on diamond drilling, trenching, gold bearing float and gold-in-soil anomalies (plans and sections to be posted at www.rubiconminerals.com). Significant assays are tabulated below.

“Rubicon is pleased that these latest results have demonstrated economically significant gold mineralization exhibiting continuity in three dimensions at both prospects. Drilling along with recent prospecting and trenching indicates the H-Pond area is an emerging new gold belt 100% controlled by Rubicon. We believe the new gold discoveries show many similarities to the Bendigo-Ballarat gold deposits in Australia which have produced over 15 million ounces of gold,” stated David Adamson.

Work on the various projects was carried out under the supervision of David V. Mullen, B.Sc., Qualified Person as defined under National Instrument 43-101.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX and focuses on gold exploration in Canada. The Company has a 35.61% interest in a private B.C. corporation, Africo Resources Ltd. Africo is currently undertaking a feasibility study at its Kalukundi project in the DRC and recently reported drill results of up to 53 metres of 2.98% copper and 1.36% cobalt.

RUBICON MINERALS CORPORATION
David W. Adamson
President & CEO

		Table 1. H-Pond Assay Highlights
Section	Hole No.	Easting	Az	Dip	Hole Length (m)	From	To	Core Length (m)	Au (g/t) - SFA(1)	Au (g/t) - MET(2)
H-Pond
13150N 13150N	HP-05-19 including including HP-05-20 including	9873 9871	132 132	-50 -70	193.85 252.07	132.9 132.9 134.7 190.25 190.9	135.2 133.4 135.2 191.30 191.3	2.3 0.5 0.5 1.05 0.4	1.49 3.59 3.19 3.13 7.91	0.76 0.50 2.95 3.79 9.65
13200N 13200N 13200N	HP-05-16 HP-05-17 and and including including and HP-05-18 including including and and and	9894 9893 9892	132 132 132	-45 -70 -83	157.58 224.64 303.89	81.8 49.85 122 144.6 146 148.1 173.65 175 181.7 182.2 185.85 234.3 241.4 245.9	82.35 50.45 123.15 148.7 146.6 148.7 174.25 175.35 187.75 182.55 186.3 234.6 241.9 246.25	0.55 0.6 1.15 4.1 0.6 0.6 0.6 0.35 6.05 0.35 0.45 0.3 0.5 0.35	0.99 1.15 0.95 0.44 0.54 0.40 0.41 7.43 0.34 0.09 1.54 3.98 2.94 0.88	1.62 1.50 3.15 1.19 2.65 3.27 2.25 6.82 0.64 2.00 3.94 4.09 2.84 2.31
13250N 13250N 13250N	HP-05-13 including HP-05-14 including and including HP-05-15 including including including and including including including	9910 9910 9909	132 132 132	-45 -66 -82	129.69 149.44 139.29	55.5 55.5 76.65 76.65 105.7 105.7 80.50 81.00 81.50 81.5 107 112.50 112.50 112.5	57.35 56 78.35 76.95 107.2 106.05 84.30 82.65 82.65 82 114.9 114.90 113.50 113	1.85 0.5 1.7 0.3 1.5 0.35 3.80 1.65 1.15 0.5 7.9 2.40 1.00 0.5	1.35 3.29 1.42 6.84 1.19 3.70 3.47 7.64 10.14 14.48 1.73 4.81 9.93 18.87	0.97 2.31 0.85 3.59 0.78 1.85 3.40 7.36 9.79 14.4 0.89 2.02 2.94 4.40
13300N	HP-04-01 including and including and including and including including	9984	312	-45	152.4	7.55 7.55 11.3 13 27.7 27.7 46.7 46.7 48.15	52 8.05 13.4 13.4 28.8 28.3 49.7 48.5 48.5	44.45 0.5 2.1 0.4 1.1 0.6 3 1.8 0.35	1.02 7.12 1.85 6.47 10.09 16.63 5.9 9.23 42.59	0.75 12.39 2.21 8.02 8.08 12.15 1.76 2.33 7.33
13000N 13300N 13300N	HP-04-02 and including including including including HP-05-09 and including or HP-05-12 including and or	10053 10017 9797	312 312 132	-45 -45 -45	174.35 125.88 245.36	83.4 154 155.7 155.7 156.7 158 38.9 106.8 106.8 107.2 166 167.1 196.9 196.9	83.7 158.8 157.2 156.2 157.2 158.8 40.2 110.55 107.6 107.6 167.55 167.55 197.45 197.8	0.3 4.8 1.5 0.5 0.5 0.8 1.3 3.75 0.8 0.4 1.55 0.45 0.55 0.9	2.75 1.93 4.30 5.00 6.81 0.63 1.93 2.67 11.85 22.18 2.50 5.17 4.96 3.29	3.37 2.25 3.48 6.00 3.83 4.05 1.36 2.08 9.02 15.02 3.18 6.69 2.55 1.79
13350N	HP-04-04 and including	10016	312	-46	190.04	112.7 161.1 161.1	114.55 164.5 163.5	1.85 3.4 2.4	1.92 8.83 12.16	2.07 11.70 16.27
13350N	HP-05-10	9961	312	-45	119.79	No significant assays - did not test zone
13400N 13400N	HP-04-04 including including or or HP-05-11 including including including	9885	312 132	-45 -45	166.12 114.6	38.6 92.9 96.6 97.1 97.1 97.1 85.85 85.85 87 87	45.5 99.2 99.2 98.35 99.2 98.8 88.2 87.7 87.7 87.35	6.9 6.3 2.6 1.25 2.1 1.7 2.35 1.85 0.7 0.35	1.09 3.66 7.77 14.41 9.59 11.04 8.24 10.43 26.53 52.37	1.18 3.42 7.07 12.64 8.73 9.67 5.47 6.91 16.18 31.75
13500N	HP-04-06	9934	312	-45	178	No significant assays - did not test zone
13500N 13500N 13500N	HP-05-21 HP-05-22 HP-05-23	9919 9919 9781	132 132 132	-45 -70 -45	120.7 116.74 199.34	31.25 31.75 49.45 54 64 155.95 160.6	34.20 32.70 50.15 54.3 64.3 156.95 161.1	2.95 0.95 0.7 0.5 0.3 1.00 0.5	2.66 4.03 1.34 1.02 1.66 2.91 1.12	2.71 3.18 1.04 0.88 1.33 4.23 0.89
13600N	HP-05-25	9842	132	-45	163.37	64.2 72.75	64.6 73.2	0.4 0.45	1.38 1.54	0.46 0.75
13600N	HP-05-26	9841	132	-70	209.09	97.6 139.35	98.1 140.7	0.5 1.35	1.04 0.93	pending pending

		Pocket Pond
Section	Hole No.	Easting	Az	Dip	Hole Length (m)	From	To	Core Length (m)	Au (g/t) - SFA(1)	Au (g/t) - MET(2)
10700N	HP-04-07 or including or and	10441	312	-45	175.26	77.4 78.3 78.7 78.3 78.7 83.45	79.1 80.65 80.1 79.1 79.1 83.75	1.7 2.35 1.4 0.8 0.4 0.3	4.40 2.83 4.60 7.81 15.26 2.37	6.63 4.55 7.51 12.77 25.23 1.62
10740N	HP-05-28 including and	10179	132	-45	288.34	23.6 23.6 240.8	24.15 24.15 244.0	1.55 0.55 3.2	5.27 13.9 0.50	pending pending pending
10900N	HP-04-08	10232	312	-45	174.96	No significant assays - did not test zone

Other Targets (gold in soil anomalies)
13400N	HP-04-05	9886	312	-45	184.4	No significant assays - did not test zone
13300N	HP-05-12	9797	132	-45	245.36	82.95	83.6	0.65	3.35	2.91
13300N	HP-05-24	9569	132	-45	154.23	No significant assays - did not test zone
1300N	HP-05-27	10324	132	-45	145.08	31.95	32.25	0.3	0.87	pending

Notes: (1) Assays by 1 A.T. fire assay at Eastern Analytical Labs. (2) Assays by metallic screen fire assay method at Eastern Analytical Labs. Check assays up to the end of hole HP-04-08 on the -150 mesh fraction were conducted by ALS Chemex and are within acceptable limits. All data are uncut.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.                                      Page 4 of 4
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.